ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2012
(unaudited)

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT		(unaudited)
(expressed in thousands of Canadian dollars)
	MARCH 31	DECEMBER 31
	2012	2011

ASSETS

Current Assets
Cash and cash equivalents (see note 3)	$36,795	$41,741
Accounts and other receivables (see note 4)	12,630	11,021
Inventories (see note 5)	9,371	8,612
Prepaid expenses and other current assets	870	234
	59,666	61,608

Non-Current Assets
Restricted cash and deposits (see note 6)	9,765	4,774
Property, plant and equipment (see note 7)	29,946	29,675
Mineral properties (see note 8)	115,904	114,021
Intangible assets	551	590

Total Assets	$215,832	$210,668

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities (see note 9)	$15,793	$13,033
Income taxes payable	307	60
Environmental services contract loss provision (see note 10)	611	518
	16,711	13,611
Non-Current Liabilities
Environmental services contract loss provision (see note 10)	1,150	1,434
Deferred revenue (see note 11)	2,047	774
Silver streaming interest (see note 12)	38,302	41,955
Decommissioning and rehabilitation provision (see note 13)	4,074	3,849
Deferred income tax liabilities	11,376	9,985

Total Liabilities	73,660	71,608

Shareholders’ Equity	142,172	139,060

Total Liabilities and Shareholders’ Equity	$215,832	$210,668

	COMMITMENTS (see note 21)
	SUBSEQUENT EVENTS (see note 22)

APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“David Searle”
(signed)	(signed)
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31 (UNAUDITED)		(unaudited)
(expressed in thousands of Canadian dollars,
except per share and share amounts)	2012	2011

Revenues
Mining operations	$23,161	$18,796
Environmental services	1,584	1,675
Total revenues	24,745	20,471

Cost of Sales (see note 15)
Mining operations	16,004	9,699
Environmental services	1,527	1,772
Total cost of sales	17,531	11,471

Gross Profit
Mining operations	7,157	9,097
Environmental services	57	(97)
Total gross profit	7,214	9,000

General and administrative expenses (see note 16)	4,759	4,302
Foreign exchange loss (gain)	(132)	160
Other	-	-

	4,627	4,462

Operating Income	2,587	4,538

Other Income (Expenses)
Investment income	405	111
Finance costs	(14)	(10)

Income Before Taxes	2,978	4,639

Income Tax Provision
Current	247	-
Deferred	1,391	1,220

Net Income	1,340	3,419

Other Comprehensive Income (Loss)
Cumulative translation adjustments	(7)	(11)

Total Comprehensive Income	$1,333	$3,408

Earnings Per Share (see note 17)
Basic	$0.02	$0.06
Diluted	$0.02	$0.06

The accompanying notes are an integral part of these condensed interim consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31 (UNAUDITED)		(unaudited)
(expressed in thousands of Canadian dollars)
	2012	2011

Cash Flows from Operating Activities
Net income	$1,340	$3,419
Items not affecting cash from operations –
Deferred revenue	101	45
Depletion of mineral properties	4,560	2,936
Environmental services contract loss provision	(190)	(52)
Silver streaming interest amount recognized	(3,653)	(2,607)
Depreciation of property, plant and equipment	694	486
Amortization of intangible assets	32	34
Share-based compensation expense	1,284	1,971
Finance costs	14	10
Deferred income tax expense	1,391	1,220

	5,573	7,462

Expenditures on decommissioning and rehabilitation	(12)	(4)
Changes in non-cash working capital balances related to operations –
Increase in accounts and other receivables	(1,609)	(9,262)
Increase in inventories	(719)	(2,748)
(Increase) decrease in prepaid expenses and other current assets	(1,056)	155
Increase in accounts payable and accrued liabilities	4,798	11,613
Increase in income taxes payable	246	-

	7,221	7,216

Cash Flows from Investing Activities
Investment in mineral properties	(7,605)	(9,687)
Purchase of property, plant and equipment	(871)	(1,759)
Receipt of up-front payment under AEG remediation services agreement	1,172	-
Increase in restricted cash and deposits	(4,992)	(28)
Decrease in restricted cash and deposits	-	18

	(12,296)	(11,456)

Cash Flows from Financing Activities
Issuance costs	-	(181)
Receipt of advance payments under silver streaming interest	-	2,555
Shares issued on exercise of share options	129	926

	129	3,300

Decrease in Cash and Cash Equivalents	(4,946)	(940)

Cash and Cash Equivalents – Beginning of Period	41,741	46,137

Cash and Cash Equivalents – End of Period	$36,795	$45,197

No taxes were paid during either the three months ended March 31, 2012 or March 31, 2011

SUPPLEMENTAL INFORMATION (see note 18)

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011								(unaudited)
(expressed in thousands of Canadian dollars)

	Common Shares
							Accumulated
							Other
				Share	Contributed	Accumulated	Comprehensive
	Shares	Amount	Warrants	Options	Surplus	Deficit	Income	Total

Balance – December 31, 2011	60,039,064	$154,154	$-	$8,552	$4,739	$(28,375)	$(10)	$139,060

Net income	-	-	-	-	-	1,340	-	1,340
Other comprehensive loss	-	-	-	-	-	-	(7)	(7)
Share-based compensation expense recognized	-	-	-	1,650	-	-	-	1,650
Exercise of share options	26,500	229	-	(100)	-	-	-	129
Share options expired	-	-	-	-	-	-	-	-

Balance – March 31, 2012	60,065,564	$154,383	$-	$10,102	$4,739	$(27,035)	$(17)	$142,172

Balance – December 31, 2010	59,179,106	$150,063	$282	$5,739	$3,876	$(34,355)	$(22)	$125,583

Net income	-	-	-	-	-	3,419	-	3,419
Other comprehensive loss	-	-	-	-	-	-	(11)	(11)
Share-based compensation expense recognized	-	-	-	2,421	-	-	-	2,421
Exercise of share options	272,836	1,436	-	(474)	-	-	-	962
Share options expired	-	-	-	(49)	49	-	-	-

Balance – March 31, 2011	59,451,942	$151,499	$282	$7,637	$3,925	$(30,936)	$(33)	$132,374

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Description of Business and Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation operates two principal businesses: a mining business, comprised of mineral exploration and mine development and operation in Canada, primarily in Yukon Territory; and through its Alexco Environmental Group (“AEG”), an environmental services business, providing consulting and project management services in respect of environmental permitting and compliance and site remediation, in Canada, the United States and elsewhere.

The Corporation is in the process of mining, exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with normal industry standards to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties are based on costs incurred to date, and do not necessarily represent present or future values.

The Corporation changed its year end from June 30 to December 31 effective December 31, 2011, in order to better align its fiscal year with its operating year and its reporting peer group. Accordingly, the fiscal year ended December 31, 2011 was a shortened six month transitional fiscal year.

Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE AMEX Equities Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1150, 200 Granville Street, Vancouver, BC, Canada, V6C 1S4.

2.	Basis of Preparation and Statement of Compliance

These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. These interim financial statements follow the same accounting policies and methods of computation as compared with the most recent fiscal financial statements, being for the six month transitional fiscal year ended December 31, 2011, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, these interim financial statements should be read in conjunction with the Corporation’s most recent fiscal financial statements. The policies applied in these interim condensed consolidated financial statements are based on IFRS issued and outstanding as at May 2, 2012, the date the financial statements were approved by the Board of Directors.

These consolidated financial statements have been prepared on a going concern basis under the historical cost method, except for derivative financial instruments, stock-based compensation and certain financial assets which have been measured at fair value. All figures are expressed in Canadian dollars unless otherwise indicated.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

3.	Cash and Cash Equivalents

	March 31	December 31
	2012	2011

Cash at bank and on hand	$5,855	$1,841
Short-term bank deposits	30,940	39,900

	$36,795	$41,741

4.	Accounts and Other Receivables

	March 31	December 31
	2012	2011

Trade receivables	$12,562	$9,985
Interest and other	274	1,242
Less: allowance for doubtful accounts	(206)	(206)

	$12,630	$11,021

5.	Inventories

	March 31	December 31
	2012	2011

Ore in stockpiles	$4,705	$3,844
Concentrate	3,478	4,161
Materials and supplies	1,188	607

	$9,371	$8,612

For the three month period ended March 31, 2012 the cost of inventories recognized as an expense and included in cost of sales was $15,510,000 (March 31, 2011 – $9,092,000).

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

6.	Restricted Cash and Deposits

	March 31	December 31
	2012	2011

Non-current:
Security for remediation services agreement (see note 11)	$4,991	$-
Security for decommissioning provision	3,190	3,190
Other	1,584	1,584

	$9,765	$4,774

7.	Property, Plant and Equipment

			Heavy
	Camp,	Ore	Machinery
	Roads, and	Processing	and	Leasehold
Cost	Other Site	Mill	Equipment	Improvements	Other	Total

June 30, 2011	$4,208	$25,666	$4,208	$436	$620	$35,138
Additions	539	-	452	-	106	1,097

December 31, 2011	4,747	25,666	4,660	436	726	36,235
Additions	194	-	907	-	12	1,113

March 31, 2012	$4,941	$25,666	$5,567	$436	$738	$37,348

			Heavy
	Camp,	Ore	Machinery
Accumulated	Roads, and	Processing	and	Leasehold
Depreciation	Other Site	Mill	Equipment	Improvements	Other	Total

June 30, 2011	$1,462	$857	$1,849	$321	$497	$4,986
Depreciation	212	867	422	37	36	1,574

December 31, 2011	1,674	1,724	2,271	358	533	6,560
Depreciation	164	434	210	19	15	842

March 31, 2012	$1,838	$2,158	$2,481	$377	$548	$7,402

			Heavy
	Camp,	Ore	Machinery
	Roads, and	Processing	and	Leasehold
Net book Value	Other Site	Mill	Equipment	Improvements	Other	Total

June 30, 2011	$2,746	$24,809	$2,359	$115	$123	$30,152

December 31, 2011	$3,073	$23,942	$2,389	$78	$193	$29,675

March 31, 2012	$3,103	$23,508	$3,086	$59	$190	$29,946

During the three month period ended March 31, 2012, the Corporation recorded total depreciation of property, plant and equipment of $842,000 (2011 – $754,000), of which $694,000 (2011 – $396,000) has been charged to income with $619,000 (2011 – $334,000) recorded to mining cost of sales, $20,000 (2011 –$21,000) recorded in environmental services cost of sales and $55,000 (2011 – $41,000) reflected under general expenses.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Of the balance, $130,000 (2011 – $234,000) was related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties, $nil (2011 – $34,000) was capitalized to the ore processing mill, and the difference reflects the changes in depreciation capitalized within opening and ending ore and concentrate inventories for the period.

8.	Mineral Properties

			Expenditures	Depletion
	January 1, 2012		Incurred	Recognized	March 31, 2012
		Non-
	Depletable	depletable

Mineral Properties
Keno Hill District Properties –
Bellekeno	$55,551	$-	$2,798	$(4,562)	$53,787
Lucky Queen	-	9,201	1,701	-	10,902
McQuesten	-	3,614	20	-	3,634
Onek	-	14,987	327	-	15,314
Silver King	-	6,900	31	-	6,931
Other Keno Hill Properties	-	23,405	1,568	-	24,973
Brewery Creek	-	173	-	-	173
Other	-	190	-	-	190

Total	$55,551	$58,470	$6,445	$(4,562)	$115,904

			Expenditures	Depletion	December 31,
	June 30, 2011		Incurred	Recognized	2011
		Non-
	Depletable	depletable

Mineral Properties
Keno Hill District Properties –
Bellekeno	$59,532	$-	$3,228	$(7,209)	$55,551
Lucky Queen	-	6,354	2,847	-	9,201
McQuesten	-	3,614	-	-	3,614
Onek	-	14,421	566	-	14,987
Silver King	-	6,498	402	-	6,900
Other Keno Hill Properties	-	18,421	4,984	-	23,405
Brewery Creek	-	22	151	-	173
Other	-	187	3	-	190

Total	$59,532	$49,517	$12,181	$(7,209)	$114,021

During the three month period ended March 31, 2012, the Corporation recognized depletion with respect to Bellekeno totaling $4,562,000 (2011 – $2,936,000), of which $4,612,000 (2011 – $1,397,000) is included in cost of sales and the difference reflects the changes in depletion charge included within opening and ending ore and concentrate inventories for the period.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

9.	Accounts Payable and Accrued Liabilities

	March 31	December 31
	2012	2011

Trade payables	$7,525	$7,682
Accrued liabilities and other	8,268	5,351

	$15,793	$13,033

10.	Environmental Services Contract Loss Provision

	March 31	December 31
	2012	2011
Balance – beginning of period	$1,952	$2,002
Reduction due to current period loss realization	(191)	(50)
Balance – end of period	1,761	1,952
Less: Current portion	(611)	(518)
	$1,150	$1,434

11.	Deferred Revenue

	March 31	December 31
	2012	2011

Deferred revenue	$2,047	$774

During the three months ended March 31, 2012, Alexco Resource U.S. Corp. (“Alexco US”), a wholly owned subsidiary of the Corporation and a member of AEG, entered into an agreement with a third party customer to provide certain environmental consulting and remediation services. Under the agreement, Alexco US has provided certain cost performance commitments, for which an up-front payment of US$1,175,000 (CAD$1,172,000) has been received. The Corporation has placed US$5,000,000 (CAD$4,991,000) into escrow in support of this cost performance commitment, which amount is recorded in restricted cash and deposits.

The up-front payment of US$1,175,000 has been recorded in deferred revenue and will be recognized in revenue when the services under the remediation services agreement have been completed.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

12.	Silver Streaming Interest

	March 31	December 31
	2012	2011
Balance – beginning of period	$41,955	$48,266
Amount recognized in cost of sales (see note 15)	(3,653)	(6,311)
Balance – end of period	$38,302	$41,955

13.	Decommissioning and Rehabilitation Provision

	March 31	December 31
	2012	2011

Balance – beginning of period	$3,849	$3,686

Additional decommissioning and rehabilitation obligations incurred	223	151
Expenditures on decommissioning and rehabilitation obligations	(12)	(21)
Accretion expense, included in finance costs	14	33

Balance – end of period	$4,074	$3,849

14.	Share-Based Compensation

The changes in incentive share options outstanding are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable on
	price	exercise	Amount

Balance – December 31, 2011	$4.41	4,292,661	$8,552

Stock options granted	$6.92	891,750	-
Share-based compensation expense recognized	-	-	1,650
Options exercised	$3.78	(26,500)	(100)

Balance – March 31, 2012	$4.83	5,157,911	$10,102

Balance – December 31, 2010	$3.23	3,947,080	$5,739

Stock options granted	$7.10	1,370,000	-
Share-based compensation expense recognized	-	-	2,421
Options exercised	$1.46	(272,836)	(474)
Options expired	$1.94	(43,333)	(49)

Balance – March 31, 2011	$4.28	5,000,911	$7,637

The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate ranging from 1.3% to 1.4% (2011 - 2.3% to 2.4%) per annum, an expected life of options of 4 years (2011 – 4 years), an expected volatility ranging from 70% to 71% (2011 – 73% to 77%), an expected forfeiture rate of 9% (2011 – 9%) and no expected dividends (2011 – nil).

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Incentive share options outstanding and exercisable at March 31, 2012 are summarized as follows:

	Options Outstanding			Options Exercisable

	Number of	Weighted	Weighted	Number of	Weighted
	Shares	Average	Average	Shares	Average
	Issuable on	Remaining	Exercise	Issuable on	Exercise
Exercise Price	Exercise	Life (Years)	Price	Exercise	Price

$0.80	300,000	0.21	$0.80	300,000	$0.80
$1.50	7,500	0.71	$1.50	7,500	$1.50
$1.65	292,500	3.96	$1.65	292,500	$1.65
$2.90	50,000	4.63	$2.90	50,000	$2.90
$3.08	750,000	1.13	$3.08	750,000	$3.08
$3.45	819,995	4.98	$3.45	819,995	$3.45
$4.46	111,000	2.87	$4.46	111,000	$4.46
$4.99	529,000	1.80	$4.99	529,000	$4.99
$5.19	150,000	2.53	$5.19	150,000	$5.19
$5.38	50,000	2.17	$5.38	50,000	$5.38
$5.90	15,000	1.92	$5.90	15,000	$5.90
$6.92	890,750	4.82	$6.92	296,250	$6.92
$7.10	1,188,666	5.82	$7.10	693,010	$7.10
$8.13	3,500	6.11	$8.13	1,750	$8.13

	5,157,911	4.06	$4.83	4,066,005	$4.25

The weighted average share price at the date of exercise for options exercised during the three month periods ended March 31, 2012 and 2011 were $7.70 and $8.28 respectively.

During the three month period ended March 31, 2012, the Corporation recorded total share-based compensation expense of $1,650,000 (2011 – $2,421,000), of which $275,000 (2011 – $487,000) is recorded to mineral properties, $1,121,000 (2011 – $1,971,000) has been charged to income, and the balance reflects the changes in share-based compensation expense capitalized within opening and ending ore and concentrate inventories for the period.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

15.	Cost of Sales

The Corporation recorded cost of sales for the three month periods ended March 31, 2012 and 2011 as follows:

	Three Months Ended
	2012	2011

Mining operations –
Inventoried costs –
Direct production costs	$10,215	$7,383
Depreciation, depletion and share-based compensation	5,295	1,925
Silver streaming interest –
Market price of deliverable silver, net of amount receivable on delivery	4,147	2,998
Silver streaming interest amount recognized (see note 11)	(3,653)	(2,607)
	16,004	9,699

Environmental services –
Direct service costs	1,517	1,740
Depreciation	10	32
	1,527	1,772

	$17,531	$11,471

16.	General and Administrative Expenses by Nature

The Corporation recorded general and administrative expenses for the three month periods ended March 31, 2012 and 2011 as follows:

	Three Months Ended
	2012	2011

General and administrative expenses
Depreciation	$55	$41
Amortization of intangible assets	32	34
Business development and investor relations	138	124
Office, operating and non-operating overheads	1,043	497
Professional	217	249
Regulatory	114	102
Salaries and contractors	1,934	1,696
Share-based compensation	1,121	1,482
Travel	105	77

	$4,759	$4,302

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

17.	Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended
	2012	2011

Numerator
Net income for the period	$1,340	$3,419

Denominator
For basic – weighted average number of shares outstanding	60,049,231	59,257,000
Effect of dilutive securities –
Incentive share options	1,735,607	2,172,000
For diluted – adjusted weighted average number of shares outstanding	61,784,838	61,429,000

Earnings Per Share
Basic	$0.02	$0.06
Diluted	$0.02	$0.06

18.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the six month period ended March 31, 2012 and 2011 is summarized as follows:

	Three Months Ended
	2012	2011

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	$275	$487
Increase (decrease) in non-cash working capital related to:
Mineral properties	$(1,841)	$(5,738)
Property, plant and equipment	$224	$934
Prepaid expenses and other current assets	$(382)	$(346)

19.	Segmented Information

The Corporation’s three operating segments during the three month periods ended March 31, 2012 and 2011 were environmental services carried out through AEG, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation; mining operations, at the Bellekeno mine, producing silver, lead and zinc in the form of concentrates; and exploration and development of mineral properties. The corporate segment includes the Corporation’s executive head office and general corporate administration and activity. Reportable segments are identified based on differences in products, services and business activities. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended	Environmental	Mining	Exploration and
March 31, 2012	Services	Operations	Development	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,139	$-	$-	$-	$1,139
Non-Canadian	445	23,161	-	-	23,606
Intersegment	1,239	-	-	-	1,239
Total segment revenues	2,823	23,161	-	-	25,984
Intersegment revenues eliminated on consolidation	(1,239)	-	-	-	(1,239)
Total revenues as reported	1,584	23,161	-	-	24,745

Segment income (loss) before taxes	$(832)	$6,091	$(77)	$(2,204)	$2,978

Total assets	$13,258	$100,190	$64,120	$38,264	$215,832

For the three months ended	Environmental	Mining	Exploration and
March 31, 2011	Services	Operations	Development	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,440	$-	$-	$-	$1,440
Non-Canadian	235	18,796	-	-	19,031
Intersegment	808	-	-	-	808
Total segment revenues	2,483	18,796	-	-	21,279
Intersegment revenues eliminated on consolidation	(808)	-	-	-	(808)
Total revenues as reported	1,675	18,796	-	-	20,471

Segment income (loss) before taxes	$(928)	$7,777	$-	$(2,210)	$4,639

Total assets	$5,334	$106,619	$49,338	$46,949	$208,240

20.	Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel. Transactions with related parties for goods and services are made on normal commercial terms and are considered to be at arm’s length.

(a)	Key Management Personnel Compensation

	Three Months Ended March 31
	2012	2011

Salaries and short-term benefits	$1,519	$1,660
Share-based compensation	727	544

	$2,246	$2,204

Key management includes the Corporation’s Board of Directors and members of senior management.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(b)	Other Related Party Transactions

The Corporation rents certain office space under an agreement with Access Field Services, a company owned by certain individuals who were at certain times executive officers of the Corporation and its subsidiary Access. During the three month period ended March 31, 2012, the Corporation incurred rent expenses of $34,276 (2011 – nil) with Access Field Services.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities are payable currently under normal third-party trade payable terms and conditions.

21.	Commitments

As of March 31, 2012, the Corporation’s contractual obligations are as follows:

(a)

The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as at March 31, 2012 are as follows:

2012	$487
2013	466
2014	453
2015	414
2016	366
Thereafter	-

$2,186

(b)	As of March 31, 2012, the Corporation’s other contractual obligations, including with respect to capital asset expenditures, totaled approximately $847,000.

22.	Proposed Disposition of Brewery Creek Property

During the three month period ended March 31, 2012, the Corporation entered into a sales and purchase agreement to sell the remainder of its interest in the Brewery Creek property to a third party currently earning an interest in the property under an existing option agreement. Closing of this transaction has not yet occurred. By current agreement of the parties, initial closing of the transaction is to occur on or before May 31, 2012. Final closing of the transaction will remain conditional on various matters, including but not limited to receipt by the purchaser of regulatory approval and the assignment to the purchaser of certain operating licenses.